

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Division of Corporation
Finance

August 31, 2009

Mr. Charles Hazzard
Game Plan Holdings, Inc.
1712 Ravanusa Drive
Henderson, NV 89052

Re: Game Plan Holdings, Inc.
        Registration Statement on Form S-1
        Filed August 6, 2009
        File No. 333-160730

Dear Mr. Hazzard:

        This is to advise you that a preliminary review of the above registration statement
indicates that it fails to materially comply with the requirements of the Securities Act of
1933, the rules and regulations under that Act, and the requirements of the form. For this
reason, we will not perform a detailed examination of the registration statement, and we will
not issue any comments at this time, because to do so would delay the review of other
disclosure documents that do not appear to contain comparable deficiencies.

Form S-1

General

1. Your most recent registration statement on Form S-1 includes financial statements
    audited by Moore & Associates, Chartered ("Moore"). On August 27, 2009, the
    Public Company Accounting Oversight Board ("PCAOB") revoked the
    registration of Moore because of violations of PCAOB rules and auditing
    standards in auditing the financial statements, PCAOB rules and quality controls
    standards, and Section 10(b) of the Securities Exchange Act of 1934 and Rule
    10b-5 thereunder, and noncooperation with a Board investigation. You can find a
    copy of the order at
    http://www.pcaobus.org/Enforcement/Disciplinary_Proceedings/2009/08-
    27_Moore.pdf. As Moore is no longer registered with the PCAOB, you may not
    include Moore's audit reports or consents in your filings with the Commission

made on or after August 27, 2009. If Moore audited a year that you are required to include in your filings with the Commission, then you should engage a firm that is registered with the PCAOB to re-audit that year.

2. As a related matter, in providing the information required by Item 304 of Regulation S-K, please disclose in your re-filed registration statement that the PCAOB has revoked the registration of your prior auditor Moore on August 27, 2009 because of violations of PCAOB rules and auditing standards in auditing the financial statements, PCAOB rules and quality controls standards, and Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 thereunder, and noncooperation with a Board investigation While this situation is not specifically described in the Item 304 disclosure requirements, we believe it is material information that should be disclosed.

You are advised that we will not recommend acceleration of the effective date of the registration statement and that, should the registration statement become effective in its present form, we would be required to consider what recommendation, if any, we should make to the Commission.

We suggest that you consider submitting a substantive amendment to correct the deficiencies or a request for withdrawal of the filing. You may direct any questions to Ryan Houseal, Attorney-Advisor, at (202)551-3105 or, in his absence, to me at (202) 551-3462.

Sincerely,

Mark P. Shuman
Branch Chief

cc: Via Facsimile (949) 453-8774
        Lawrence Horwitz, Esq.
        Horwitz, Cron & Jasper, PLC